PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 68237

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hub International Investment Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2393 Townsgate Road, Suite 101
(No. and Street)

Westlake Village	California	91361
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Scher (805)879-9576
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

1 Mid America Plaza, Suite 700	Oak Brook	Illinois	60522-3697
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

15048536

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/13

OATH OR AFFIRMATION

I, Denise Scher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hub International Investment Services, Inc, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Denise Scher
Signature

President
Title

SEE CALIFORNIA
Jyr FORM
ATTACHED FS

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27th day of Febuary, 2015, by Denise Scher ______________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

FRANCISCO JAVIER SANCHEZ
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2089626
LOS ANGELES COUNTY
My Comm. Exp. November 13, 2018

(Seal) Signature ______________________

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Table of Contents

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Hub International Investment Services Inc.

We have audited the accompanying statement of financial condition of Hub International Investment Services Inc. (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hub International Investment Services Inc. as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
February 26, 2015

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Statement of Financial Condition

		As of December 31, 2014
ASSETS		
CURRENT ASSETS:		
Cash	$	3,594,702
Accounts receivable		369,928
Intercompany receivable		51,522
Prepaid expenses		23,103
Total current assets		4,039,255
GOODWILL		1,937,513
OTHER INTANGIBLE ASSETS, net		2,725,076
PROPERTY AND EQUIPMENT, net		3,109
TOTAL ASSETS	$	8,704,953
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	501,807
Contingent earnout consideration payable		229,782
Total current liabilities		731,589
DEFERRED INCOME TAX LIABILITIES		858,690
CONTINGENT EARNOUT CONSIDERATION PAYABLE		997,501
TOTAL LIABILITIES		2,587,780
SHAREHOLDER'S EQUITY:		
Common shares, no par value; 1,000 shares authorized; 100 issued and outstanding		-
Additional paid-in capital		6,703,643
Accumulated deficit		(586,470)
TOTAL SHAREHOLDER'S EQUITY		6,117,173
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	8,704,953

The accompanying notes are an integral part of this financial statement.

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Notes to the Statement of Financial Condition

Note 1: Nature of Operations

Hub International Investment Services Inc., (the "Company", "we") is a financial services organization that offers investment solutions for customers by conducting business as an introducing broker-dealer and investment advisor. The Company also refers employee benefit plan customers or producers to a third-party broker-dealer to hold customer accounts and effect transactions in securities on behalf of such customers. The Company was incorporated in the state of Delaware in 2007, and obtained a license to conduct operations on January 8, 2010. The Company is a wholly owned subsidiary of Hub International Limited (the "Parent"), a global insurance brokerage company, and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The investment advisor is registered with various state department entities.

Under its membership agreement with FINRA and the Securities and Exchange Act of 1934 ("Act") Rule 15c3-3(k)(2)(i) promulgated pursuant to the Act, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. The Company has engaged with a third party broker-dealer that is responsible for opening accounts and effecting transactions for such customers. Therefore, the Company is exempt from the requirement of Rule 15c3-3 of the Act pertaining to the possession or control of customer assets and reserve requirements.

Note 2: Summary of Significant Accounting Policies

A. Use of estimates
The accompanying financial statements, and these notes, are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

B. Property and equipment, net
Property and equipment are stated at cost less accumulated depreciation. Major improvements enhancing the function and/or useful life are capitalized.

C. Goodwill and Intangible assets, net
Goodwill represents the excess of cost over fair value of identifiable net assets acquired through business acquisitions. In accordance with ASC 350, *Intangibles – Goodwill and Other*, goodwill is not amortized, but instead is reviewed for impairment on at least an annual basis by applying a fair-value-based test.

In evaluating the recoverability of the carrying value of goodwill we must make assumptions regarding the fair value of the Company and determine if an indicator of goodwill impairment exists by comparing the carrying value of the Company with the estimated fair value. If we determine that an indicator of goodwill impairment exists, we must then quantify the actual goodwill impairment charge, if any, by comparing the carrying value of goodwill to its estimated fair value, based on the fair value of the Company's assets and liabilities as of the impairment test date. As of December 31, 2014, goodwill was deemed to not be impaired.

Intangible assets consist primarily of customer relationships and are amortized over their useful life which is based on the estimated timeframe over which the customer relationship is expected to contribute to the Company's future cash flows.

In evaluating the carrying value of intangible assets, the Company must determine if an indicator of impairment exists by comparing the carrying value of the asset with the estimated fair value. If the carrying value of the intangible asset is greater than its fair value as of the impairment test date, the Company must record an impairment charge equal to the calculated excess. As of December 31, 2014, intangible assets were deemed to not be impaired.

D. Income taxes
The Company files both the federal and state tax return on a consolidated basis with its Parent. The Company accounts for its income taxes using ASC 740, *Income Taxes.* ASC 740 requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carry forwards.

The Company reduces the carrying amount of deferred income tax assets, including the expected future benefit of operating loss carry forwards by a valuation allowance if it is more likely than not that some portion of the deferred income tax asset will not be realized. Interest or penalties related to income tax deficiencies are reported as a component of income taxes. As of December 31, 2014 we performed our assessment of the realizability of deferred tax assets. Based on the anticipated reversal pattern of our taxable temporary differences, we believe our deferred tax assets are "more likely than not" to be realized. Therefore, no valuation allowance is required.

Note 3: Property and Equipment, Net

Property and equipment is stated at cost less accumulated depreciation. The property and equipment summarized by major classification as of December 31, 2014 are as follows:

	As of December 31, 2014		
Computer equipment:	Cost	Accumulated Depreciation	Net Book Value
Hardware	$ 4,484	$ (1,375)	$ 3,109
Software	2,500	(2,500)	-
Total property and equipment, net	$ 6,984	$ (3,875)	$ 3,109

Note 4: Intangible Assets

Goodwill

The carrying amount of goodwill as of December 31, 2014 is $1,937,513. We expect that approximately $159,215 of our total goodwill balance will be deductible for income tax purposes in future periods.

Other Intangible Assets

The carrying amount of other intangible assets as of December 31, 2014 are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:			
Customer Relationships	2,509,882	(343,737)	2,166,145
Trade Names	58,161	(18,177)	39,984
Total intangible assets subject to amortization	$ 2,568,043	$ (361,914)	$ 2,206,129
Indefinite-lived intangible assets:			
Trade Names			518,947
Total indefinite-lived intangible assets			518,947
Total other intangible assets, net			$ 2,725,076

In connection with certain of our acquisitions, we specifically identified customer relationship and trade name intangible assets subject to amortization. The amortizable intangible assets are amortized over the applicable estimated useful life. The estimated useful life of the customer relationship and trade name intangible assets is 13.0 years and 4.0 years, respectively.

We specifically identified our Hub International trade name as an indefinite-lived trade name. As of December 31, 2014, the indefinite-lived trade name is $518,947.

Note 5: Commitments and Contingencies

In connection with the business acquisitions completed prior to 2014, the Company entered into agreements with the sellers to pay consideration that is contingent on achieving certain financial performance measures in future periods. As of December 31, 2014, the Company has $1,227,283 of contingent consideration, of which $229,782 is considered short term, accrued on the Statement of Financial Condition.

The fair value of contingent consideration was determined based on the Company's best estimate of the present value of the expected future earn-out payment. The fair value estimate of contingent consideration payable is based on observations of historical operating trends for the acquired businesses and current market and economic conditions that the Company believes may impact earnout variables such as revenue and operating profits. When estimating contingent earnout consideration, we historically do not utilize a range of possible estimates but instead determine a reasonable point estimate of expected future payments. The Company's best estimates of contingent earnout consideration liabilities are generally updated on, at minimum, a quarterly basis to reflect current market and operating conditions.

Note 6: Income Taxes

The components of deferred tax assets and liabilities as of December 31, 2014 are as follows:

		As of December 31, 2014
Deferred tax asset:		
Future state tax deduction		12,101
Charitable contribution carryover		367
Accrued bonus		757
Net deferred tax asset	$	13,225
Deferred tax liability:		
Book vs. tax basis difference for fixed assets		(536)
Book vs. tax basis difference for intangible assets		(865,210)
Prepaid insurance		(6,169)
Net deferred tax liability	$	(871,915)
Total deferred tax liability		(858,690)

In accordance with the relevant accounting guidance, the Company has determined that no reserve is required for uncertain tax positions.

The company is subject to U.S. federal income tax as well as various other state income tax. The Company is no longer subject to examination by taxing authorities for the years before 2011, with the exception of the State of California, which has a four year statute.

Note 7: Related Party Transactions

The Parent and the Parent's other wholly owned subsidiaries (the "Subsidiaries") administer day-to-day operations and provide services to the Company such as human resource, information technology, record-keeping and clerical. In addition, the Parent and the Subsidiaries provide the Company's office space. In return, the Company pays the Parent and the Subsidiaries for operating expenses incurred and paid on its behalf in accordance with an established service agreement.

The Parent provides the Company capital funding as needed to satisfy its expenses with both the Subsidiaries and other vendors and to remain net capital compliant.

Note 8: Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 promulgated pursuant to the Act, which requires maintaining a minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital and aggregate indebtedness changes day to day, but as of December 31, 2014, the net capital was $963,618, of which $848,345 was in excess of its required minimum net capital of $115,273. The ratio of aggregate indebtedness to net capital as of December 31, 2014 was 1.79.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Hub International Investment Services Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 17a-5(d), in which (1) Hub International Investment Services Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the Exemption Provisions) and (2) the Company stated that the Company met the identified Exemption Provisions throughout the period from June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
February 26, 2015

International
Investment Services

Hub International Investment Services, Inc.

2393 Townsgate Road, Suite 101
Westlake Village, CA 93161
Main Office (805) 682-2571

Denise R. Scher
President & Chief Compliance Officer

Direct (805) 879-9576
Fax (805) 832-6447

Hub International Investment Service, Inc.'s Exemption Report

Hub International Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3. The Company met the identified exemption provisions under the claim exemption Rule 15c3-3(k)(2)(i) of the Act throughout the period from June 1, 2014 to December 31, 2014 without exception.

Hub International Investment Services

I, Denise Scher, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Denise Scher

Title: President and Chief Compliance Officer

February 26, 2014